FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of July, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Redemption of Senior Notes	2

TELEFÓNICA, S.A., (hereinafter Telefónica) in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica Emisiones, S.A.U., has issued today a notice of redemption with respect to its $750,000,000 4.570% Senior Notes due 2023 (CUSIP No. 87938W AR4 / ISIN No. US87938WAR43) (the “2023 Notes”) pursuant to Article 11 of the indenture dated as of May 22, 2012, by and among Telefónica Emisiones, S.A.U, as issuer, Telefónica, as guarantor, and The Bank of New York Mellon, as trustee, as amended and supplemented with respect to the 2023 Notes by the Second Supplemental Indenture, dated as of April 29, 2013.

The 2023 Notes will be redeemed in full on August 2, 2021 at the Redemption Price calculated in accordance with the Second Supplemental Indenture.

Madrid, July 2, 2021

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those expressed or implied in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 2, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors